Consent of Expert

In connection with the Annual Report on form 40-F for the year ended December 31, 2015 (the “Form 40-F”) of Timmins Gold Corp., I, Taj Singh, M.Eng. CPA, of Timmins Gold Corp. hereby consent to the use of my name in connection with the references to the mineral reserve and resource estimates for the San Francisco Project, the Caballo Blanco Project and the Ana Paula Project and to the technical reports entitled “NI 43-101 F1 Technical Report Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project, Sonora, Mexico” dated February 29, 2016 with an effective date of December 31, 2015, “Preliminary Economic Assessment Caballo Blanco Heap Leach, Veracruz, Mexico” readdressed to Timmins Gold Corp. on January 28, 2015 with an effective date as of May 7, 2012 and “Ana Paula Project Preliminary Economic Assessment, Guerrero State, Mexico” dated effective February 2, 2016 (collectively, the “Technical Information”) and to the incorporation by reference of references to, and summaries of, the Technical Information in the Form 40-F.

             "Taj Singh"

Signature of Qualified Person

Taj Singh
M.Eng. CPA

Name of Qualified Person

Vice President of Engineering and Project Development
Timmins Gold Corp.

Title of Qualified Person

March 30th, 2016